Exhibit 19

CORPORATE POLICIES & PROCEDURES

Number	CORP-1601	Effective Date	04/24/23
Process Owner	Legal	Supersedes	10/31/2017
Subject	Insider Trading Policy

I.	APPLICABILITY:

This policy (“Policy”) applies to all Norwegian Cruise Line Holdings Ltd. (together with its subsidiaries, the “Company”) team members, including: (1) members of the board of directors of the Company (collectively, the “Board”, and each, individually, a “Director”), (2) the executives and officers of the Company (the “Officers”), (3) any other shoreside or shipside employees of the Company (the “Employees”) and (4) consultants, representatives, or independent contractors of the Company who know material information regarding the Company that has not been fully disclosed to the public (the “Representatives”).  This Policy also applies to entities controlled by, immediate family members of, and other members of the household of a person covered under this Policy (the “Related Persons”).

II.	PURPOSE:

This Policy and procedures arise from our responsibilities as a public company with publicly traded securities. It is important that you review this Policy carefully.

IT IS THE COMPANY’S POLICY THAT IF ANY EMPLOYEE OR OTHER INSIDER HAS ANY MATERIAL NON-PUBLIC INFORMATION, HE OR SHE MUST REFRAIN FROM TRADING IN THE COMPANY’S SECURITIES OR DISCLOSING THE INFORMATION TO SOMEONE ELSE UNTIL THE INFORMATION HAS BEEN REVEALED BY THE COMPANY TO THE PUBLIC AS SET FORTH BELOW. YOU ARE RESPONSIBLE FOR ENSURING THAT YOU DO NOT VIOLATE FEDERAL OR STATE INSIDER TRADING LAWS OR THIS POLICY.

III.	CONSEQUENCES OF VIOLATIONS:

Failure to comply with this Policy could result in serious violations of the U.S. federal securities laws by you and/or the Company and can involve significant civil and criminal penalties including: civil fines of up to three times the profit gained or loss avoided, criminal fines of up to $5 million, and up to 20 years in jail.

The Company (and its Directors and Officers) could face further penalties, including fines and penalties of up to $25 million, for failing to take steps to prevent insider trading.  Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider, plus collect other damages. Without regard to the penalties that may be imposed by others, willful violation of this Policy constitutes grounds for (A) with respect to Directors, dismissal from the Board, (B) with respect to Officers and Employees, termination of employment or, (C) with respect to Representatives, termination of their contractual relationships.

Finally, insider trading can cause a substantial loss of confidence in the Company and its securities on the part of the public and the securities markets, which could have an adverse impact on the Company and its shareholders.

IV.	POLICY:

Definition of Insider

An “insider” is a person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public (see below for a definition of “material information”). In general, insiders can be (1) Directors, (2) Officers, (3) Employees and (4) Representatives who know material information regarding the Company that has not been fully disclosed to the public. “Insiders” includes any Related Person of a person covered under this Policy. A person can be an insider even though he or she is not a Director or Officer if he or she is in possession of material nonpublic information.

Insider trading proscriptions are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed material information. Liability in such cases can extend both to the “tippee” (the person to whom the insider disclosed inside information) and to the “tipper” (the insider disclosing such information).

Individual Responsibility

Each individual is responsible for making sure that he or she complies with this Policy, and that any Related Person whose transactions are subject to this Policy also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel or any other Employee or Director pursuant to this Policy (or otherwise), including pre-clearance, quarterly trading windows, approval of a Rule 10b5-1 Plan (defined below), or other authorization by the General Counsel, does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described above under the heading “Consequences of Violations.”

Definition of Full Disclosure

Full disclosure to the public generally means a press release to national wire services, a conference call open to the public that has been pre-announced via press release to national wire services or a filing with the U.S. Securities and Exchange Commission (the “SEC”), such as a Current Report on Form 8-K. A speech to an audience, a TV or radio appearance, or an article in an obscure magazine does not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, the passing of two full trading days after the announcement is regarded as sufficient for dissemination and interpretation of material information.

Definition of Material Information

There is no bright-line test for determining what constitutes material information.  In general, information should be regarded as material if there is a likelihood that it would be considered important by an investor in making a decision regarding the purchase or sale of the Company’s securities. While it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material, such as:

●	Earnings information or other information about or related to the Company’s financial performance;
●	Guidance or reaffirmations of previously provided guidance;
●	Mergers, acquisitions or similar transactions;
●	The Company’s proposed debt or equity offerings;
●	Purchase or sale of ships or other significant assets, ship defects or adverse incidents regarding ships;
●	Suspected data breaches or other significant cybersecurity incidents;
●	Gain or loss of a substantial customer or supplier;
●	Changes in control or in senior management;
●	Significant new products, services, initiatives or other changes in operations;
●	Drawings and/or plans containing specifications regarding any vessel whether now existing or planned for the future;
●	Industry information (i.e., prices, volumes or other conditions affecting our business);
●	Changes in the outside auditor or notification by the auditor that the Company may no longer rely on an auditor’s report;
●	Events regarding the Company’s securities, for example, defaults on senior securities, calls of securities for redemption, repurchase plans, share splits or issuance of or changes in dividends, changes to the rights of security holders;
●	Significant borrowings or write-offs;
●	Bankruptcies or receiverships; and
●	Lawsuits or investigations (or threats thereof) involving substantial potential liability and the settlement of such lawsuits or investigations.

The contents of any earnings update conference call or webcast or earnings-related press release shall, for purposes of this Policy, always constitute material information.

If any person has questions as to the materiality of information, he or she should contact the Company’s General Counsel for clarification.

Specific Requirements

A. Directors, senior Officers and other personnel designated from time to time by the General Counsel (collectively, the “Senior Officers and Directors”) and their respective Related Persons, and any other Employees or Representatives (together, with the Senior Officers and Directors, the “Covered Persons”) and their respective Related Persons may not engage in a transaction (purchase or sale) in the Company’s securities at any time between the date on which any material non-public information becomes known to the individual and the close of business on the second trading day after such information is publicly disclosed.

B.In addition, in order to limit the likelihood of trading at times when there is a significant risk of insider trading exposure, the Company limits certain Covered Persons and their respective Related Persons to trading during certain quarterly window periods and may institute special trading blackout periods from time to time. It is important to note that even during these quarterly window periods and outside of these special trading blackout periods, you remain subject to the prohibitions on trading on the basis of material non-public information and any other applicable restrictions in this Policy.

(1) Quarterly Window Periods. Certain Covered Persons (as notified by the General Counsel) and their Related Persons may engage in transactions (purchase or sale) involving the Company’s securities only during quarterly window periods. Quarterly window periods commence after the close of business on the second trading day following the day on which the Company’s financial results for any particular fiscal quarter have been released to the national wire services (and in no event not less than 48 hours after such financial results have been announced) and end two weeks before the end of the fiscal quarter. The Company will notify those Covered Persons subject to the quarterly window period trading limitation. Each Covered Person who has been so identified and notified by the Company, and their respective Related Persons, may not engage in any transaction involving the Company’s securities outside of the quarterly window period until instructed otherwise by the General Counsel.  In all cases, shoreside Employees holding positions of manager and above are subject to the quarterly window period trading limitation (with or without notification).

(2) Special Trading Blackout Periods.  From time to time, the Company may also prohibit certain Covered Persons and their Related Persons from engaging in transactions involving the Company’s securities when, in the judgment of the General Counsel, a trading blackout is warranted.  The Company will generally impose special blackout periods when there are material developments known to the Company that have not yet been disclosed to the public. For example, the Company may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. However, special blackout periods may be declared for any reason. The General Counsel will notify those Covered Persons subject to a special blackout period. Each Covered Person who has been so identified and notified by the General Counsel, and their respective Related Persons, may not engage in any transaction involving the Company’s securities until instructed otherwise by the General Counsel, and should not disclose to others the fact of such suspension of trading.

C. Senior Officers and Directors may also be subject to trading blackouts pursuant to Regulation

Blackout Trading Restriction, or Regulation BTR, under U.S. federal securities laws. In general, Regulation BTR prohibits any director or executive officer from engaging in certain transactions involving a company’s securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the Director or Officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company has provided, or will provide, separate memoranda and other appropriate materials to its Senior Officers and Directors regarding compliance with Regulation BTR. The Company will notify Senior Officers and Directors if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

D. Hedging and Short-Selling Transactions. Senior Officers holding positions of Vice President and above and Directors may not engage at any time in transactions of a speculative nature or in transactions that attempt to hedge or offset any decrease in the market value of the Company's securities, including, but not limited to, the purchase or sale of put options, prepaid variable forwards, equity swaps and collars. All Senior Officers holding positions of Vice President and above and Directors are also prohibited from short-selling the Company’s securities or engaging in transactions involving other Company-based derivative securities (in addition to the prohibition on short sales by Senior Officers covered by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Directors pursuant to Section 16(c) of the Exchange Act).  “Derivative securities” are securities that relate to or whose value is derived from the value of an equity security, such as the Company’s shares. This prohibition includes, but is not limited to, trading in Company-based put option contracts, call option contracts, transacting in straddles, and the like. However, as indicated below, holding and exercising options, restricted share units, profits interests or other similar derivative securities granted under any Company equity incentive plans (the “Company Equity Incentive Plans”) is not prohibited by this Policy. Any other Employees and Representatives are strongly discouraged from engaging in hedging or short-selling transactions of the type described in this paragraph.

E. Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, Directors and Senior Officers holding positions of Vice President and above are prohibited from margining Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. (Pledges of Company securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging and Short-Selling Transactions.”)  Any other Officers, Employees and Representatives are strongly discouraged from engaging in pledging transactions of the type described in this paragraph.  Arrangements for pledges of Company securities that were in place prior to October 31, 2017 are excluded from this prohibition.

F. Pre-Clearance. Senior Officers covered by Section 16 of the Exchange Act, and Directors must always inform the General Counsel whenever they intend to execute a trade in the Company’s securities, including the placing of limit orders and gift transactions, at least two business days prior to executing the transaction to determine if he or she may properly proceed.  Any such transactions must receive pre-clearance in writing from the General Counsel prior to their execution.  The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Any other Officers, Employees or Representatives who are not subject to Section 16 of the Exchange Act, but are concerned that they may have material non-public information regarding the Company must also inform the General Counsel of such circumstances whenever they intend to execute a trade in the Company’s securities, including the placing of limit orders and gift transactions, prior to executing the transaction to determine if he or she may properly proceed (however, if these individuals do not have material non-public information they are not required to get pre-clearance from the General Counsel). At the time of executing a trade in the Company’s securities, Covered Persons will be responsible for verifying that the Company has not imposed any restrictions on their ability to engage in trades. If the individual has not completed the trade within three business days of approval of the trade by the General Counsel, then he or she must re-confirm with the General Counsel the intention to execute a trade, receive a new approval from the General Counsel and re-verify the nonexistence of any restrictions on such trade.

G. The General Counsel has the authority to impose restrictions on trading in the Company’s securities by appropriate individuals at any time, in addition to the automatic restriction imposed pursuant to paragraph B(1) above and the potential trading blackout windows that may be imposed pursuant to paragraph B(2) above. In such event, the affected individuals will be notified, either personally or by email or voicemail, and informed of the restrictions.

H. Any Covered Person who has placed a limit order or open instruction to buy or sell the Company’s securities shall bear responsibility for canceling such instructions immediately in the event restrictions are imposed on such person’s ability to trade in accordance with either paragraph B or paragraph G above.

I. All Covered Persons should be particularly careful, since avoiding the appearance of engaging in transactions in the Company’s securities on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.

Very Few Exceptions

There are almost no exceptions to the prohibition against insider trading.  For example, except in the limited circumstance described in paragraph C below, it does not matter that the transactions in question may have been planned or committed to before the insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.  It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed material information, provide a substantial basis for engaging in the transaction.  The existence of a personal financial emergency also does not excuse you from compliance with this Policy.  You simply cannot trade in the Company’s securities while in possession of undisclosed material information about the Company.

As noted above, this Policy applies to all Related Persons of insiders, including members of their immediate family.  Although immediate family is narrowly defined, Covered Persons should be especially careful with respect to all family members and to unrelated persons living in the same household.

There are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

The only exceptions to this Policy are as follows:

A. Exercise of an option granted under a Company Equity Incentive Plan. Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under this plan, the sale of any shares as part of a broker-assisted cashless exercise of an option under this plan, or any other market sale for the purpose of generating any cash needed to pay the exercise price of such option.

B.The vesting of any restricted share unit, or any tax withholding by the Company relating to such vesting whether such tax withholding is automatic or elected by the holder.  Note that this exception does not include the sale of any shares to cover a tax liability for the vesting of any restricted share units.

C.Sales or purchases made by a Director, Officer, or other Employee pursuant to a Rule 10b5-1 Plan (as such term is defined in Section V below), provided that the Rule 10b5-1 Plan has been pre-cleared and adopted in accordance with Section V below. If an insider has entered into a Rule 10b5-1 Plan, an insider may not purchase or sell any Company securities outside of the Rule 10b5-1 Plan while it is in effect (including via another Rule 10b5-1 Plan, except as otherwise provided in Section V below).

D.Gifts of securities by an insider are not deemed to be transactions (i.e., sales) for the purposes of this Policy, provided that (i) the gift is bona fide, and (ii) the securities are not gifted while the insider is aware of material non-public information about the Company or its securities and knew or was reckless in not knowing that the recipient would sell the securities while the material non-public information was still non-public. Whether a gift is truly bona fide will depend on the circumstances surrounding each gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide.” For example, gifts to dependent children followed by a sale of the “gifted” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bona fide.  Even if the donee is unrelated to the donor, a gift followed closely by a sale, under conditions where the value at the time of donation and sale affects the tax or other benefits obtained by the donor, could create insider trading concerns. For these reasons, the Company advises insiders to take special caution when making gifts while aware of material non-public information.  All gift transactions are also subject to the pre-clearance procedures set forth in Section IV.F of this Policy.

E.This Policy does not apply to purchases of Company securities pursuant to the Company’s employee stock purchase plan resulting from an Employee’s periodic or lump sum contribution of money to the plan pursuant to the election made at the time of such Employee’s enrollment in the plan. This Policy does apply, however, to any initial election to participate in the plan, and changes to such Employee’s election to participate in the plan for any enrollment period (for clarity, no Employee may make an initial election to participate or changes to their election to participate while in possession of material non-public information and certain Covered Persons may only make elections or changes during quarterly window periods).  This Policy also applies to any sales of Company securities purchased pursuant to the plan.

F.Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy

Post-Termination Transactions

This Policy continues to apply to your transactions in the Company’s securities even after you have terminated employment with or the performance of services to the Company. If you are in possession of material non-public information when your employment or service relationship terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

Other Companies

The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. You are also prohibited from trading in the securities of other companies, such as suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale, while in possession of material non-public information concerning such other company obtained in the course of employment with, or the performance of services to, the Company. Information that is not material to the Company may nevertheless be material to one of those other companies.

V.  Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements of such rule (each, a “Rule 10b5-1 Plan”).  A Rule 10b5-1 Plan adopted in compliance with Rule 10b5-1 under the Exchange Act will permit an insider to engage in transactions over a period of time as specified in the Rule 10b5-1 Plan, even outside a quarterly window period or during a special blackout period, as long as the insider is not aware of material non-public information at the time the insider entered into the Rule 10b5-1 Plan and has acted in good faith with respect to the plan.

A Director, Officer or other Employee may trade in Company securities pursuant to a Rule 10b5-1 Plan, provided that the Rule 10b5-1 Plan has received pre-clearance in writing from the General Counsel prior to the individual’s entry into the Rule 10b5-1 Plan and satisfies the minimum requirements set forth below. In the event that the General Counsel of the Company desires to trade in Company securities pursuant to a Rule 10b5-1 Plan, pre-clearance of such plan by the Assistant General Counsel is required. Any Rule 10b5-1 Plan must be presented for review at least one week prior to the planned execution date. While the Company’s General Counsel (or Assistant General Counsel, in the case of a Rule 10b5-1 Plan proposed to be adopted by the General Counsel) has absolute discretion whether to approve a proposed Rule 10b5-

1 Plan, the Rule 10b5-1 Plan must comply with the following minimum requirements:

●	The Rule 10b5-1 Plan may only be adopted when the quarterly window period is open and when the insider is not aware of material non-public information, and the Rule 10b5-1 Plan must contain a representation confirming that the insider is not aware of material non-public information about the Company or its securities;

●	The insider must enter into the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act, the insider must act in good faith with respect to the Rule 10b5-1 Plan, and the Rule 10b5-1 Plan must contain a representation confirming that such plan is being “entered into in good faith” and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

●	The Rule 10b5-1 Plan must be a written plan or binding contract and must either (a) specify the amount of securities to be purchased and sold and the price at which the securities are to be purchased or sold, (b) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (c) does not permit the insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must have not been aware of the material non-public information when doing so;

●	The Rule 10b5-1 Plan is entered into with a broker-dealer acceptable to the Company;

●	The period during which sales or purchase may occur under the Rule 10b5-1 is not less than six months (other than sales by Directors to cover tax obligations which may be made over a period of less than six months);

●	Sales or purchases may not commence under the Rule 10b5-1 Plan until the expiration of a waiting period which is the later of (i) 90 days after such plan is adopted, or (ii) two (2) business days following the filing of the Company’s Form 10-Q or Form 10-K containing financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (subject to a maximum waiting period of 120 days) (such period in which trades may not occur, the “Cooling-Off Period”);

●	Unless otherwise permitted by Rule 10b5-1, no more than one Rule 10b5-1 Plan to effect open market purchases or sales of the Company’s securities may be in effect at any time with respect to Company securities beneficially owned by an insider, except that, during the term of a Rule 10b5-1 Plan, the insider may:

o	adopt a Rule 10b5-1 Plan in compliance with this policy with any transactions to take effect upon the completion or expiration of the insider’s current Rule 10b5-1 Plan; provided, however, that if the insider’s current Rule 10b5-1 Plan is terminated before its originally scheduled completion date, then the Cooling-Off Period for the later-commencing Rule 10b5-1 Plan shall run from the date of such termination (and not from the date the later-commencing Rule 10b5-1 Plan was adopted); and

o	enter into another contract, instruction or plan providing only for the sale of such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, and provided that the insider does not exercise control over the timing of those sales (a “Sell-to-Cover Plan”);

●	Other than Sell-to-Cover Plans, no more than one Rule 10b5-1 Plan designed to effectuate the open-market purchase or sale in a single transaction of the total amount of Company securities subject to the Rule 10b5-1 Plan may be adopted within any twelve (12) month period;

●	During the term of a Rule 10b5-1 Plan, all transactions covered by the Rule 10b5-1 Plan must occur pursuant to the plan and an insider may not alter or deviate from the terms of the Rule 10b5-1 Plan or enter into or alter a corresponding or hedging transaction or position with respect to the securities to be purchased or sold under the Rule 10b5-1 Plan;

●	A Rule 10b5-1 Plan cannot be modified during its term (it being understood that a modification of a Rule 10b5-1 Plan includes any change to the amount, price, or timing of the purchase or sale of securities under such plan, but shall not include the substitution of the broker executing trades thereunder as long as the modified plan does not change the price, amount of securities to be purchased or sold or dates on which such purchases or sales are to be executed);

●	Any termination of a Rule 10b5-1 Plan must be pre-cleared in writing by the General Counsel of the Company (or any other person designated by him or her) prior to any such termination, and, upon termination of a Rule 10b5-1 Plan, the insider must wait at least 30 days from the date of termination to trade outside of the terminated Rule 10b5-1 Plan;

●	The Rule 10b5-1 Plan must contain and comply with such other terms, conditions and restrictions as may be required by Rule 10b5-1 and applicable SEC rules as in effect from time to time.

VI. INTERPRETATION OF THIS POLICY:

The General Counsel will be responsible for the administration and interpretation of any portion of this Policy or determining the application of this Policy as it may apply to specific situations. In the General Counsel’s absence, another member of the Legal Department designated by the General Counsel will be responsible for the administration of this Policy.

The Board may amend this Policy from time to time.